Exhibit (d)(1)(xvii)

December 15, 2020

Natixis Funds Trust II

Loomis Sayles Global Growth Fund

888 Boylston Street

Boston, MA 02199-8197

Attn: David Giunta, President

Re:	Loomis Sayles Global Growth Fund Advisory Agreement Addendum

Dear Mr. Giunta:

The Advisory Agreement dated March 31, 2016 by and between Natixis Funds Trust II, a Massachusetts business trust (the “Trust”), with respect to its Loomis Sayles Global Growth Fund series (the “Series”), and Loomis, Sayles & Company, L.P. (the “Adviser”) is hereby revised, effective December 15, 2020, to delete section 7 and to replace it with the following:

7. As full compensation for all services rendered, facilities furnished and expenses borne by the Adviser hereunder, the Trust shall pay the Adviser compensation at the annual percentage rate of 0.75% of the Series’ average daily net assets or such lesser rate as the Adviser may agree to from time to time. Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Board of Trustees of the Trust may from time to time determine and specify in writing to the Adviser. The Adviser hereby acknowledges that the Trust’s obligation to pay such compensation is binding only on the assets and property belonging to the Series.

To indicate your approval and acceptance of the terms of this letter, please sign below where indicated.

LOOMIS, SAYLE & COMPANY, L.P.

By:	/s/ Lauren B. Pitalis
Name:	Lauren B. Pitalis
Title:	Vice President

NATIXIS FUNDS TRUST II,
on behalf of its
Loomis Sayles Global Growth Fund Series

By:	/s/ David L. Giunta
Name:	David L. Giunta
Title:	President

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